UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-12790

ORBOTECH LTD.

(Exact name of registrant as specified in its charter)

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101

Israel

Tel: + 972-8-9423533

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, New Israeli Shekels (“NIS”) 0.14 nominal (par) value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: four

Pursuant to the requirements of the Securities Exchange Act of 1934, Orbotech Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ORBOTECH LTD.

Date: March 5, 2019	By:	/s/ Virendra Kirloskar
	Name:	Virendra Kirloskar
	Title:	Director